Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

670,000 Units
Leveraged Index Return Notes®
Linked to a Global Equity Index Basket Due April 4, 2011
$10 principal amount per unit
Term Sheet No. 2954

Merrill Lynch & Co., Inc.

Pricing Date	March 27, 2008
Settlement Date	April 3, 2008
Maturity Date	April 4, 2011
CUSIP No.	59022Y410

Leveraged Index Return Notes®

- 118.25% leveraged upside exposure to increases in the value of the Global Equity Index Basket (the "Basket")
- A maturity of approximately 3 years
- 1-to-1 downside exposure to decreases in the value of the Basket in excess of a Threshold Amount with up to 90% of the principal amount at risk
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

Merrill Lynch

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement LIRN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$6,700,000
Underwriting discount (1)	$.225	$150,750
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.775	$6,549,250

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.950 per unit and $.175 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

“Leveraged Index Return Notes®” and “LIRNS®” are registered service marks of Merrill Lynch & Co., Inc.

“Dow JonesSM” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. “Dow Jones Industrial Average SM” and “DJIA” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch and Co., Inc. and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM. “STOXXSM” and “EURO STOXX 50SM” are service marks of STOXX Limited and have been licensed for use.

“Nikkei 225” is a registered trademark of Nikkei, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

March 27, 2008

Summary

The Leveraged Index Return Notes® Linked to a Global Equity Index Basket due April 4, 2011 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, if the value of the Global Equity Index Basket (the “Basket”) increases from the Starting Value of the Basket, which was set to 100 on March 27, 2008 (the “Pricing Date”), to the Ending Value of the Basket, determined on valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

The Basket is comprised of the Dow Jones Industrial Average, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”), of which the weightings will be 33.33%, 33.33% and 33.34%, respectively, on the Pricing Date.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, reflecting a Participation Rate of 118.25%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the return of a hypothetical direct investment in the Basket excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), reflecting a Participation Rate of 118.25%.

Example 1— The hypothetical Ending Value is 50% of the Starting Value and less than the Threshold Value:

Starting Value:	100
Hypothetical Ending Value:	50
Threshold Value:	90

$10 +	[	$10	×	(50 - 90	)	x100%	]	= $6.00
100

Payment at maturity (per unit) = $6.00

Example 2— The hypothetical Ending Value is 95% of the Starting Value and greater than the Threshold Value:

Starting Value:	100
Hypothetical Ending Value:	95
Threshold Value:	90

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 original public offering price.

Example 3— The hypothetical Ending Value is 120% of the Starting Value:

Starting Value:	100
Hypothetical Ending Value:	120

$10 +	[	$10	×	(120 - 100	)	x118.25%	]	= $12.37
100

Payment at maturity (per unit) = $12.37

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the total amount payable on the maturity date per unit of the Notes;

▪	the total rate of return to holders of the Notes;

▪	the pretax annualized rate of return to holders of the Notes; and

▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.75% per annum, as more fully described below

The table below reflects a Participation Rate of 118.25%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
0.00	-100.00%	$1.00	-90.00%	-63.69%	—
10.00	-90.00%	$2.00	-80.00%	-47.02%	-53.95%
20.00	-80.00%	$3.00	-70.00%	-36.33%	-40.68%
30.00	-70.00%	$4.00	-60.00%	-28.30%	-31.36%
40.00	-60.00%	$5.00	-50.00%	-21.80%	-24.08%
50.00	-50.00%	$6.00	-40.00%	-16.31%	-18.05%
60.00	-40.00%	$7.00	-30.00%	-11.53%	-12.88%
70.00	-30.00%	$8.00	-20.00%	-7.29%	-8.34%
80.00	-20.00%	$9.00	-10.00%	-3.48%	-4.28%
90.00 (3)	-10.00%	$10.00	0.00%	0.00%	-0.61%
100.00 (4)	0.00%	$10.00	0.00%	0.00%	2.76%
110.00	10.00%	$11.18	11.83%	3.76%	5.86%
120.00	20.00%	$12.37	23.65%	7.20%	8.75%
130.00	30.00%	$13.55	35.48%	10.37%	11.45%
140.00	40.00%	$14.73	47.30%	13.32%	13.99%
150.00	50.00%	$15.91	59.13%	16.08%	16.39%
160.00	60.00%	$17.10	70.95%	18.68%	18.66%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and reflect an investment term from April 3, 2008 to April 4, 2011, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.75% per annum (which equals the weighted average of a dividend yield of 2.57% for the Dow Jones Industrial Average, 4.04% for the Dow Jones EURO STOXX 50 Index and 1.64% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	The Starting Value was set at 100 on the Pricing Date.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Basket Component Indices.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

▪	Your return may be affected by factors affecting international securities markets.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in the value of one or more Basket Component Indices may offset each other.

▪

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factors

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

▪       You anticipate that the Basket will appreciate from the Starting Value to the Ending Value.

▪       You accept that your investment may result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪       You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪       You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the stocks included in the Basket Component Indices.

▪       You are willing to accept that a trading market for the Notes is not expected to develop for the Notes.

▪       You anticipate that the value of the Basket will depreciate from the Starting Value to the Ending Value or that the value of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪       You are seeking 100% principal protection or preservation of capital.

▪       You seek interest payments or other current income on your investment.

▪       You want to receive dividends paid on the stocks included in the Basket Component Indices.

▪       You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned a weighting on the Pricing Date, as set forth in the table below. With the Starting Value of the Basket being set to 100, the weighting assigned to each Basket Component Index will result in an almost equal contribution to the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of Merrill Lynch & Co., Inc. or of holders of the Notes into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including without limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither Merrill Lynch & Co., Inc. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement LIRN-2.

For each Basket Component Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Basket level is as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	l Multiplier(2)	Initial Basket Level Contribution

Dow Jones Industrial Average	INDU	United States	33.33%	12,302.46	0.00270921	33.33

Dow Jones EURO STOXX 50 Index	SX5E	Europe	33.33%	3,652.11	0.00912623	33.33

Nikkei 225 Index	NKY	Japan	33.34%	12,604.58	0.00264507	33.34

Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on the Pricing Date.

(2)	The Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2003 through February 2008, based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The Basket Component Indices

Dow Jones Industrial Average

The Dow Jones Industrial Average (“DJIA”) is a price-weighted index (i.e., the weight of a component stock in the DJIA is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of the Wall Street Journal (“WSJ”) as representative of the broad market of U.S. industry. The corporations represented in the DJIA tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the DJIA are made entirely by the editors of the WSJ without consultation with the corporations represented in the DJIA, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the DJIA tend to be made infrequently. Historically, most substitutions have been the result of mergers, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the DJIA, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the DJIA may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the DJIA based on publicly available information on the Pricing Date.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Total Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)

Alcoa Inc.	AA	Metals & Mining	36.09	814.371	29,391

American International Group	AIG	Insurance	43.07	2,522.337	108,637

American Express Company	AXP	Consumer Finance	43.40	1,157.740	50,246

The Boeing Company	BA	Aerospace & Defense	73.36	764.833	56,108

Citigroup Inc.	C	Diversified Financial Services	20.97	5,206.320	109,177

Caterpillar Inc.	CAT	Machinery	76.95	623.986	48,016

E.I. du Pont de Nemours and Company	DD	Chemicals	46.46	899.346	41,784

The Walt Disney Company	DIS	Media	31.22	1,931.000	60,286

General Electric Company	GE	Industrial Conglomerates	36.76	9,981.861	366,933

General Motors Corporation	GM	Automobiles	18.69	566.059	10,580

The Home Depot, Inc.	HD	Specialty Retail	27.43	1,687.617	46,291

Honeywell International Inc.	HON	Aerospace & Defense	55.86	744.383	41,581

Hewlett-Packard Company	HPQ	Computers & Peripherals	46.22	2,465.298	113,946

International Business Machines Corp.	IBM	Computers & Peripherals	114.69	1,384.331	158,769

Intel Corporation	INTC	Semiconductors & Semiconductor	20.83	5,788.000	120,564

Johnson & Johnson	JNJ	Pharmaceuticals	64.31	2,832.603	182,165

JPMorgan Chase & Co.	JPM	Diversified Financial Services	43.02	3,396.539	146,119

The Coca-Cola Company	KO	Beverages	61.24	2,324.012	142,322

McDonald’s Corporation	MCD	Hotels, Restaurants & Leisure	55.33	1,151.643	63,720

3M Company	MMM	Industrial Conglomerates	78.11	707.663	55,276

Altria Group Inc.	MO	Tobacco	74.02	2,108.301	156,056

Merck & Co., Inc.	MRK	Pharmaceuticals	44.84	2,165.290	97,092

Microsoft Corporation	MSFT	Software	27.92	9,306.979	259,851

Pfizer Inc.	PFE	Pharmaceuticals	20.55	6,760.989	138,938

The Procter & Gamble Company	PG	Household Products	69.66	3,077.498	214,379

AT&T Inc.	T	Diversified Telecommunication	38.02	6,035.726	229,478

United Technologies Corporation	UTX	Aerospace & Defense	68.57	981.518	67,303

Verizon Communications Inc.	VZ	Diversified Telecommunication	36.19	2,870.955	103,900

Wal-Mart Stores, Inc.	WMT	Food & Staples Retailing	52.27	4,004.809	209,331

Exxon Mobil Corporation	XOM	Oil, Gas & Consumable Fuels	85.53	5,350.027	457,588
			Total Market Capitalization		3,885,826
			Average Market Capitalization		129,528

(1)

The inclusion of a component stock in the Dow Jones Industrial Average should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial Average or any component stock included in the Dow Jones Industrial Average. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial Average or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

The following graph sets forth the historical performance of the DJIA in the period from January 2003 through February 2008. This historical data on the DJIA is not necessarily indicative of the future performance of the DJIA or what the value of the Notes may be. Any historical upward or downward trend in the level of the DJIA during any period set forth below is not an indication that the DJIA is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the DJIA was 12,302.46.

The Dow Jones EURO STOXX 50 Index

The Dow Jones Euro STOXX 50 Index was created by STOXX Limited, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc. Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial level of the index of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index. For more information on the Dow Jones EURO STOXX 50 Index, please see the section entitled “Dow Jones EURO STOXX 50 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index in the period from January 2003 through February 2008. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Dow Jones EURO STOXX 50 Index was 3,652.11.

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei, Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Nikkei Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for that Nikkei Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of March 26, 2008, the divisor was 24.211, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2003 through February 2008. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Nikkei 225 Index was 12,604.58.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

LIRN-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-2.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated November 2, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507233623/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.